UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 25049

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                 Commission File Number: 0-21214
                                                 CUSIP Number:

(Check one)

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

     For Period Ended: June 30, 2002

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: OrthoLogic Corp.

Former Name if Applicable:

Address of principal executive office
(STREET AND NUMBER): 1275 W. Washington Street

City, State and Zip Code: Tempe, Arizona 85281

                                     PART II
                             RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

          The Registrant is unable to timely file its report on Form 10-Q for the fiscal quarter ending June 30, 2002, without unreasonable effort or expense, because the Registrant, in implementing additional internal review procedures of its periodic reports and with the advice of the Securities and Exchange Commission, has decided to include additional, more detailed disclosure of already disclosed, past accounting policies and practices in its periodic reports on a going-forward basis. The Registrant does not anticipate these additional disclosures will reveal any significant change in the Registrant's results of operations, but is expected to require additional time on behalf of the Registrant to prepare its Form 10-Q for this second quarter. The Registrant anticipates completing the filing of its annual report on Form 10-Q no later than the 5th calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          Sherry Sturman                        602          286-5520
          ----------------------------------------------------------------------
               (Name)                       (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  Yes [X] No [ ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  Yes [ ] No [X]

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                OrthoLogic Corp.
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 14, 2002                    By: /s/ Sherry Sturman
                                            ------------------------------------

                                            Name:  Sherry Sturman
                                                   -----------------------------

                                            Title: Chief Financial Officer
                                                   -----------------------------

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).